UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2006
Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)

2 Kaufman Street, Tel-Aviv, Israel 68012
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Incredimail Ltd.

On April 26, 2006, IncrediMail Ltd. issued a press release announcing the release of the Beta version of its new desktop enhancer Magentic.

A copy of this press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

Exhibits

Exhibit 1	Press Release, dated April 26, 2006, announcing the release of the Beta version of IncrediMail Ltd.'s new desktop enhancer Magentic.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IncrediMail Ltd. By: /s/ Yaron Adler —————————————— Yaron Adler Chief Executive Officer

Date: April 27, 2006

Exhibit Index

Exhibit 1	Press Release, dated April 26, 2006, announcing the release of the Beta version of IncrediMail Ltd.‘s new desktop enhancer Magentic.